Office of the Chief Accountant
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549


We have been furnished with a copy of the amended 8-K Item 4 for the event that occurred on June 29, 1999, to be filed by our former client Medizone Canada Limited (Currently One World Online.com, Inc.). We agree with the statements made in Item 4 in the amended 8-K insofar as they relate to our firm.


Sincerely

Andersen Andersen & Strong L.C.
Salt Lake City, Utah

August 27, 1999